UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Covetrus, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22304C100

(CUSIP Number)

CD&R VFC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Avenue

New York NY 10152

(212) 407-5227

with a copy to:

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R VFC HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 33,589,001 (see Item 5)[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,589,001 (see Item 5)[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,589,001 (see Item 5)[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00% (see Item 5)[1,2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

The total number of shares of common stock, par value $0.01 per share (the “Common Stock”), reported includes (i) 11,066,478 shares of Common Stock and (ii) on an as-converted basis (based on the initial conversion price of $11.10), 22,522,523 shares of Common Stock that are issuable upon the conversion, at the option of the holder, of 250,000 shares of the Issuer’s 7.5% Series A Convertible Preferred Stock (the “Series A Preferred Stock”), that, as of the date hereof, are held directly by CD&R VFC Holdings, L.P. (“CD&R Holdings”). Each share of Series A Preferred Stock is entitled to vote with holders of the Common Stock on an as-converted basis, based on the initial conversion price of $11.10 and as adjusted, and accrued dividends through the date of conversion. Unless certain stockholder approval is obtained, the Series A Preferred Stock may not be converted into shares of Common Stock or be entitled to voting rights, in each case, to the extent, and only to the extent, that such conversion or voting right would result in such holder beneficially owning more than 19.99% of the then-outstanding stockholder voting power of the Issuer. See “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer—Investment Agreement.”

[2]

Based on adding the 111,852,080 shares of Common Stock outstanding as of March 16, 2020, plus the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, described in footnote (1) above.

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 33,589,001 (see Item 5)[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 33,589,001 (see Item 5)[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,589,001 [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00% (see Item 5)[1,2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) may be deemed to beneficially own shares of Common Stock of the Issuer because it is the general partner of CD&R Holdings. The total number of shares of Common Stock reported includes (i) 11,066,478 shares of Common Stock and (ii) on an as-converted basis (based on the initial conversion price of $11.10), 22,522,523 shares of Common Stock that are issuable upon the conversion, at the option of the holder, of 250,000 shares of Series A Preferred Stock that, as of the date hereof, are held directly by CD&R Holdings. Each share of Series A Preferred Stock is entitled to vote with holders of the Common Stock on an as-converted basis, based on the initial conversion price of $11.10 an d as adjusted, and accrued dividends through the date of conversion. Unless certain stockholder approval is obtained, the Series A Preferred Stock may not be converted into shares of Common Stock or be entitled to voting rights, in each case, to the extent, and only to the extent, that such conversion or voting right would result in such holder beneficially owning more than 19.99% of the then-outstanding stockholder voting power of the Issuer. See “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer—Investment Agreement.”

[2]

Based on adding the 111,852,080 shares of Common Stock outstanding as of March 16, 2020, plus the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, described in footnote (1) above.

EXPLANATORY NOTE

This Amendment No. 2 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on February 11, 2019 with the U.S. Securities and Exchange Commission and amended by Amendment No. 1 filed on May 1, 2020 by (i) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company (“CD&R Holdings GP” and, together with CD&R Holdings, the “Reporting Persons”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The aggregate purchase price for the 250,000 shares of Series A Preferred Stock acquired by CD&R Holdings in the Private Placement (as defined in Item 6) on May 19, 2020 was $250,000,000. CD&R Holdings obtained funds from capital contributions of its partners.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i) and (c) in their entirety and replacing them as follows:

(a)

(i) CD&R Holdings is the beneficial owner of 33,589,001 shares of Common Stock on an as-converted basis. 11,066,478 of such shares of Common Stock were acquired by CD&R Holdings on February 7, 2019 in connection with the Merger and are held directly by CD&R Holdings, and 22,522,523 of such shares of Common Stock (based on the initial conversion price of $11.10), are issuable upon conversion, at the option of the holder, of the 250,000 shares of Series A Preferred Stock that are held directly by CD&R Holdings. CD&R Holdings’ ownership interest is approximately 25.00% of the outstanding shares of Common Stock on an as-converted basis, based on 111,852,080 shares of Common Stock outstanding as of March 16, 2020 and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock (based on the initial conversion price of $11.10). Unless certain stockholder approval is obtained, the Series A Preferred Stock may not be converted into shares of Common Stock or be entitled to voting rights, in each case, to the extent, and only to the extent, that such conversion or voting right would result in such holder beneficially owning more than 19.99% of the then-outstanding stockholder voting power of the Issuer. See “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer—Investment Agreement.”

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.

(c) Except as otherwise described in Item 6 of this Schedule 13D, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Registration Rights Agreement

On May 19, 2020, the Issuer entered into a registration rights agreement with CD&R Holdings, attached hereto as Exhibit 99.6 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that, beginning on the date that is 24 months following the Closing Date, CD&R Holdings is entitled to three demand requests for the Issuer to file a resale shelf registration for the benefit of CD&R Holdings and its permitted transferees (collectively, the “CD&R Stockholders”) in any twelve-month period covering the resale by the CD&R Stockholders of shares of Common Stock held directly by CD&R Holdings as of May 19, 2020 and shares of

Common Stock issuable upon conversion of shares of Series A Preferred Stock. Thereafter, the CD&R Stockholders may make up to three requests for the Issuer to conduct an underwritten offering during any 365 day-period, subject to certain restrictions. The CD&R Stockholders also have customary piggyback registration rights and may request that the Issuer include their registrable securities in certain future registration statements or offerings of shares of Common Stock by the Issuer. These registration rights will terminate when the shares of Common Stock beneficially owned by the CD&R Stockholders no longer constitute registrable securities, as defined under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached hereto as Exhibit 99.6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

99.5	Joint Filing Agreement

99.6	Registration Rights Agreement, dated as of May 19, 2020, by and between Covetrus, Inc. and CD&R VFC Holdings, L.P (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Covetrus, Inc., filed on May 19, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2020

CD&R VFC HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Chief Financial Officer, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Chief Financial Officer, Treasurer and Secretary